Exhibit 99.1

NYSE-A: ROY	NR 09-15
TSX: IRC	August 4, 2009

INTERNATIONAL ROYALTY ANTICIPATES

MINIMAL Q3 IMPACT FROM VOISEY’S BAY STRIKE

DENVER, COLORADO – August 4, 2009 - International Royalty Corporation (NYSE-A: ROY, TSX: IRC) (“IRC” or the “Company”) reports that employees at nickel miner Vale Inco Ltd.'s (“Vale”) Voisey’s Bay operations have rejected a contract offer and have been on strike since August 1, 2009.  IRC owns an effective 2.7% net smelter return royalty on the Voisey’s Bay project.

IRC’s Chairman & CEO Douglas Silver said: “It is unfortunate that the contract negotiations have led to the strike and we hope that the parties can resolve their differences quickly and amicably.  However, because of the payment timing and pricing mechanisms in our royalty contract, the strike should not impact payable metal in IRC’s third quarter.  Insofar as the Voisey’s Bay and Sudbury strikes help boost nickel prices in the market, the strike may actually have a positive impact on IRC’s third quarter revenues.  The impact from the strike, if any, would likely occur in the fourth quarter of 2009 or the first quarter of 2010.  Because IRC’s royalty applies to pounds of metal produced, any impact would be to defer revenue, not to reduce it.”

According to a July 8, 2009 update by the Canadian Press, the workers at the Voisey's Bay mine and nickel processing concentrator voted against Vale’s offer. At issue was the proposed elimination of a bonus tied to the price of nickel and a plan to close Vale’s defined-benefit pension plan to new employees. The same issues caused talks to break down between Vale and the employees at its Sudbury operations in Northern Ontario on July 6, 2009.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds more than 85 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX: IRC) as well as the NYSE – Amex (NYSE-A: ROY).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information, please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski: bkomorowski@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this document are forward-looking statements, such as statements that describe intentions, objectives or goals, and specifically include but are not limited to the expected impact of the Voisey Bay and Sudbury strikes on payable metal in IRC’s third and fourth quarters in 2009 and the first quarter of 2010, and the impact of the Voisey Bay and Sudbury strikes on deferring but not reducing revenue from the Voisey Bay project.  In certain cases, forward-looking statements can be identified by the use of words such as “expects”, “enable”, “anticipates”, “estimated” or words of similar effect. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of Vale to eventually resolve the labor strike at the Voisey Bay and Sudbury operations and return to profitable production at those operations, the timing of any such resolution to the labor strikes, the amount of deferred royalty payments from lack of metal production at Voisey’s Bay, absence of production delays or regulatory issues and other risks associated with mining operations. IRC’s forward-looking statements in this document regarding the anticipated production are based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operator in the public domain, and its ability to successfully operate the Voisey’s Bay and Sudbury facilities.  The forward-looking statements included in this document represent IRC’s views as of the date of this document and subsequent events and developments may cause IRC’s views to change. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this document. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Accordingly, readers should not place undue reliance on any forward-looking statements.